Exhibit 4

Linklaters Singapore Pte. Ltd. One George Street #17-01 Singapore 049145 Telephone (+65) 6692 5700 Facsimile (+65) 6692 5708

Republic of the Philippines

Department of Finance

Office of the Secretary

Department of Finance Building

BSP Complex

Manila 1004

Philippines

July 6, 2021

Ladies and Gentlemen:

Republic of the Philippines (the “Republic”)

U.S.$750,000,000 1.950% Global Bonds due 2032 (the “2032 Securities”) and U.S.$2,250,000,000 3.200% Global Bonds due 2046 (the “2046 Securities” and together with the 2032 Securities, the “Securities”)

We have acted as special United States counsel to the Republic in connection with the execution of the Terms Agreement, dated June 28, 2021 (the “Terms Agreement”), between the Republic and the underwriters set out in Schedule A of the Terms Agreement. The Securities are being issued pursuant to the Fiscal Agency Agreement dated October 4, 1999, as amended by Supplement No. 1 to the Fiscal Agency Agreement dated February 26, 2004, Supplement No. 2 to the Fiscal Agency Agreement dated January 11, 2006 and Supplement No. 3 to the Fiscal Agency Agreement dated February 1, 2018 (together, the “Fiscal Agency Agreement”), between the Republic and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.), as fiscal agent (the “Fiscal Agent”).

The offering of the Securities has been made by way of a base prospectus dated November 20, 2020 (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement dated June 28, 2021. The Base Prospectus, as supplemented by the prospectus supplement dated June 28, 2021, is referred to herein as the “Final Prospectus”.

This opinion is limited to the federal law of the United States and the laws of the State of New York, and we express no opinion as to the effect of the laws of any other State of the United States or the laws of any other jurisdiction.

We have examined the Fiscal Agency Agreement, the forms of the Securities, such certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. We have assumed that the Republic has the power to execute and deliver the Securities and the Fiscal Agency Agreement and perform its obligations thereunder, that the Securities and the Fiscal Agency Agreement have been duly and validly authorized, executed and delivered under the laws of the Republic by the Republic, that the Securities conform to the forms examined by us and that the signatures on all documents examined by us are genuine, assumptions that we have not independently verified.

In our opinion, the Securities constitute valid and legally binding obligations of the Republic enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

We hereby consent to the filing of this opinion as an exhibit to Amendment No. 6 to the Republic’s Annual Report on Form 18-K for the Fiscal Year ended December 31, 2019 and to the references to us under the heading “Legal Matters” in the Final Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Linklaters Linklaters Singapore Pte. Ltd.